FIRST DEFIANCE FINANCIAL CORP.

601 Clinton Street

Defiance, Ohio 43512

(419) 782-5015

October 18, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention: Sonia Bednarowski

Re:	First Defiance Financial Corp.

Registration Statement on Form S-4

Filed October 9, 2019

File No. 333-234144

Dear Ms. Bednarowski:

This letter sets forth the response of First Defiance Financial Corp. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated October 16, 2019, related to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). For your convenience, we have set forth below the Staff’s comment included in the October 16, 2019, letter and the Company’s corresponding response.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences of the Merger, page 124

1.

We note that the forms of tax opinions filed as Exhibits 8.1 and 8.2 are in short-form as contemplated by Section III.B.2 of Staff Legal Bulletin No. 19, which is available on our website. Accordingly, please clearly state in Exhibits 8.1 and 8.2 and in the tax disclosure in the prospectus that the disclosure in the Material U.S. Federal Income Tax Consequences of the Merger is the opinion of counsel. In addition, please revise the Material U.S. Federal Income Tax Consequences of the Merger section to set forth counsel’s opinion of each material tax consequence and the basis for the opinion. For example, the disclosure on page 125 assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code instead of setting forth counsel’s opinion and the basis for such opinion.

Sonia Bednarowski

October 18, 2019

Response:

In response to the Staff’s comment, the Company has revised the tax disclosure on pages 125 – 126 of Amendment No. 1 and has filed revised tax opinions as Exhibits 8.1 and 8.2 to Amendment No. 1.

We believe that the foregoing addresses the comment raised in the Staff’s letter. If you have any further questions or require additional information, please do not hesitate to contact me or our legal counsel, Kimberly Schaefer, at (513) 723-4068.

Sincerely,

/s/ Donald P. Hileman
Donald P. Hileman
Chief Executive Officer

cc:	Kimberly J. Schaefer, Esq., Vorys, Sater, Seymour and Pease LLP